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                                              Filed by Varco International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                                     Subject Company:  Varco International, Inc.
                                                    Commission File No.:  1-8158
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[Varco International, Inc. letterhead]


March 23, 2000


Varco Shareholders

Dear Shareholders:

As our enclosed annual report for 1999 addresses the past, I wanted to take the opportunity to address the future, as all of us here at Varco are very enthusiastic about the opportunities that the new year brings. As you are aware, we recently announced a merger-of-equals transaction with Tuboscope Inc. ("Tuboscope") in which you, the Varco shareholders, will be 50% participants. This combination will bring together two very successful companies in their respective fields to create a premier oilfield equipment and services company with leading market positions in each of its business lines.

We believe that this transaction will create significant long-term value by enabling the combined company to provide a broader offering of equipment and services on both land and offshore rigs and from drilling through well remediation. The addition of Tuboscope's service oriented businesses should greatly enhance Varco's earnings profile in the early part of the oil industry business cycle, as our equipment business historically benefits from new rig orders which tend to occur in the latter half of the cycle. The result should be a longer period of sustained peak earnings.

The combination of the two companies' solids control businesses will give Varco a market leading position in this sector, significantly accelerating our own expansion plans for this group. In addition, this merger strategically adds coiled tubing drilling technology to our industry leading drilling equipment portfolio. This combination should result in strong revenue and earnings growth as we develop new products and expand services across the full breadth of activity in the oilfield service industry. Your Board of Directors and management team are committed to creating long-term value for shareholders.

While you will be asked to vote for the conversion of your shares in Varco into shares of Tuboscope as part of the merger, the combined company will be known as Varco International, Inc., and continue to trade on the NYSE under the ticker "VRC", and I will continue in the roles of Chairman and Chief Executive Officer. The two companies share complementary strategic objectives and a compatible vision for the future of our industry and for our new company. With the recent upturn in oil prices and associated drilling activity, the timing of this transaction is fortuitous, and I anticipate that the tremendous benefits of this merger will soon translate into enhanced shareholder value.

As always, your continued support is appreciated.

Sincerely,

/s/ George I. Boyadjieff

George Boyadjieff
Chairman and Chief Executive Officer

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                     PLEASE SEE REVERSE SIDE FOR IMPORTANT INFORMATION
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The foregoing communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are those that do not state historical facts and are inherently subject to risk and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among others, the cyclical nature of the oilfield services industry, risks associated with the company's significant foreign operations, compliance with environmental laws, risks associated with growth through acquisitions and other factors discussed in each company's Annual Report on Form 10-K.

Investors and security holders of both Varco and Tuboscope are urged to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (the "Commission"). Varco and Tuboscope security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Varco and Tuboscope with the Commission at the Commission's Web site at www.sec.gov. The joint prospectus and these other documents may also
            -----------
be obtained free of charge from Varco by directing a request to Varco International, Inc., 743 North Eckhoff Street, Orange, CA 92868, Attention:
Donald L. Stichler, Vice-President, Controller-Treasurer and Secretary, telephone: (714) 978-1900; e-mail: investor-relations@varco.com; or from
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Tuboscope by directing a request to Tuboscope Inc., 2835 Holmes Road, Houston,
Texas 77051, Attention: James F. Maroney, III, Vice President, General Counsel and Secretary, telephone: (713) 799-5100.

Varco and its officers and directors may be deemed to be participants in the solicitation of proxies from Varco's shareholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Varco's Proxy Statement for the 1999 Annual Meeting of Shareholders filed with the Commission on April 2, 1999. This document is available free of charge at the Commission's Web site at www.sec.gov and from
                                                         -----------
the Varco contact referred to above.

Tuboscope and its officers and directors may be deemed to be participants in the solicitation of proxies from Tuboscope's stockholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Tuboscope's Proxy Statement for the 1999 Annual Meeting of Stockholders filed with the Commission on April 12, 1999. This document is available free of charge at the Commission's Web site at www.sec.gov
                                                                     -----------
and from the Tuboscope contact referred to above.

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Varco and Tuboscope Announce Merger

ORANGE, Calif., March 22 /PRNewswire/ -- Varco International, Inc. (NYSE: VRC -
                                                                          ---
news) and Tuboscope Inc. (NYSE: TBI - news) today announced a merger-of-equals
----                            ---   ----
transaction that will create a combined oilfield equipment and services organization with leading market positions in each of its major business lines. The shares of the combined company, which will be called Varco International, Inc., will be owned equally by the current shareholders of each company. The combined company had revenue of approximately $1 billion in 1999 and nearly 5,300 employees worldwide as of December 31, 1999.

Under the terms of the definitive merger agreement, which was unanimously approved by each company's Board of Directors, Tuboscope will issue 0.7125 new shares in exchange for each share of Varco common stock, resulting in approximately 94 million shares on a fully diluted basis. Simultaneous with the closing of the transaction, Tuboscope will change its corporate name to Varco International, Inc. and list the shares of the combined company on the NYSE for trading under the symbol ``VRC''. Based on each company's closing price on March 22, 2000, the combined company will have a market capitalization of approximately $1.8 billion. It is expected that the transaction will be accounted for as a pooling-of-interests and will be tax free to shareholders.

George Boyadjieff, Chairman and CEO of Varco, who will be Chairman and CEO of the combined company, said, ``This is a true merger-of-equals transaction that combines two of the premier franchises in the oilfield services and equipment sector. Tuboscope and Varco each trace their roots back to the early part of the 20th century when the oil service industry was in its infancy. More importantly, our companies share complementary strategic objectives and a compatible vision for the future of our industry and for our new company. The value that this transaction creates comes from the ability of the combined company to provide a broader offering of equipment and services on both land and offshore rigs, and from drilling through well remediation.''

John Lauletta, President and CEO of Tuboscope, who will become President and COO of the combined company added, ``This should result in strong growth opportunities as we develop new products and expand services and should result in greater revenue, cash flow and earnings across the full breadth of activity in the oilfield service industry. The combined company will draw equally upon the talent from both organizations to effectively integrate our product and service offerings for our customers, while enhancing returns for our shareholders.''

John Lauletta continued, ``We have assumed only a modest amount of cost savings from consolidation in this transaction as the real value creation of this combination will come from enhanced revenue opportunities. The combined company will certainly continue to operate with the same culture of financial discipline that has been a hallmark of each organization.''

Joseph Winkler, Chief Financial Officer of Tuboscope, who will become Chief Financial Officer of the combined company said, ``The merger is expected to be accretive to earnings and cash flow per share for shareholders of both companies in the first full year of the combination. In addition, with a market capitalization of $1.8 billion, liquidity will be significantly increased for

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current and prospective shareholders. The combination of a strong equity currency and a liquid balance sheet with significant debt capacity should provide a strong financial position for the combined company.''

The ten member Board of Directors of the combined company will consist of five representatives each from Varco and Tuboscope, including the former Chairman of Tuboscope, L.E. Simmons, as a non-executive director.

The transaction is expected to be completed during the second quarter of 2000 and is subject to stockholder and regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Act, and other customary conditions. Varco and Tuboscope intend to file a joint proxy statement with the Securities and Exchange Commission shortly.

Tuboscope was advised by Credit Suisse First Boston Corporation which brought the two companies together, and Varco was advised by J.P. Morgan & Co. Incorporated.

A joint conference call will be held Thursday morning, March 23rd at 7 A.M. Pacific Time (9 A.M. Central Time). The dial-in number for the call is
712.257.3091 and the identification code is 3710620.

The foregoing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are those that do not state historical facts and are inherently subject to risk and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward- looking statements. Such risks and uncertainties include, among others, the cyclical nature of the oilfield services industry, risks associated with the Company's significant foreign operations, compliance with environmental laws, risks associated with growth through acquisitions and other factors discussed in each of the Company's Annual Report on Form 10-K.

SOURCE: Varco International, Inc.